:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-30406

CUSIP NUMBER 42222L107

(Check One)	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HealthTronics, Inc.
Full Name of Registrant

Former Name if Applicable

9825 Spectrum Drive, Building 3
Address of Principal Executive Office (Street and Number)

Austin, Texas 78717
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 11-K for the year ended December 31, 2008 (“2008 Form 11-K”) of the HealthTronics, Inc. and Subsidiaries 401(k) Plan (the “Plan”) cannot be filed by the filing deadline without unreasonable effort or expense because Wilmington Trust Fiduciary Services Company (“Wilmington”) has not yet provided the Plan’s financial statements as of and for the year ended December 31, 2008. According to Wilmington, Wilmington Trust Retirement and Institutional Services Company acquired all of the outstanding capital stock of UBS Fiduciary Trust Company effective October 10, 2008. According to Wilmington, in connection with this acquisition, it has experienced delays in receiving necessary information to prepare the financial statements and therefore has been delayed in providing the financial statements to HealthTronics, Inc. After Wilmington provides the Plan’s financials statements, the auditors will require additional time to complete their audit of the Plan’s financial statements. The 2008 Form 11-K will be filed as soon as practicable following the completion of such audit.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard A. Rusk	(512)	328-2892
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HealthTronics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 29, 2009	By	/s/ Richard A. Rusk
Richard A. Rusk Interim Chief Financial Officer, Vice President and Controller